UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 12, 2005

Metal Storm Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Level 34, Central Plaza One, 345 Queen Street BRISBANE QLD 4000
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Successful Firing of Area Denial Weapon System (ADWS) by Defense Consortium

Arlington VA – July 12, 2005 – Metal Storm Limited (NASDAQ Small Cap ticker symbol MTSX ASX trading code: MST) today released information regarding a successful firing of the Area Denial Weapon System (ADWS) Capability
Demonstrator which was undertaken at the Port Wakefield Proof and Experimental
Range near Adelaide, Australia.
Photographic and film images of the ADWS will be posted on the Company’s today at www.metalstorm.com
The ADWS consortium project is sponsored by the Australian Department of
Defence, and led by the Defence Science and Technology Organisation (DSTO), and
includes Metal Storm as a major consortium member.  Tenix Defence Industries a significant contractor to the project.
Australia is signatory to the 1997 Ottawa Treaty that bans the use of
Anti-Personnel Land Mines (APL).  Through the banning of APLs, the Australian
Defence Force (ADF) needed to identify a more appropriate weapon system to deny access by a dismounted enemy to large areas of ground.  The ADWS Project was established to investigate and demonstrate weapon system concepts that may provide an alternative to APLs.
The ADWS aims to demonstrate area denial technology that can overcome the indiscriminate nature of land mines by addressing the requirement for a
human-in-the-loop to initiate the weapon system.   The ADWS concept provides an
option that is Ottawa Treaty Compliant.
ADWS is based on integrating Metal Storm 40 mm stacked projectiles into a multi-barrel pod system and linking them with intrusion sensors and a fire control system.
The concept demonstration system comprised four weapon pods, each containing four barrels, networked and linked to a command and control station.  Each demonstrator pod has the capability to fire up to 20 projectiles in varying user-selectable combinations including rates of fire, barrel selection and firing sequence.
The live fire demonstration used inert projectiles, and engaged simulated targets based on information provided by a computerized sensor system.  Firing responses included a range of combinations from single shots through to a rapid-fire burst of 2O projectiles at a rate of 1500 rounds per minute.  The pods are able to fire at a maximum rate of 6,000 rounds per minute.  More barrels can be added to each pod to increase payload as required.
Metal Storm's Chief Executive Officer Mr David Smith, said the demonstration of the ADWS highlighted the viability of the company's stacked round, multiple propellant load technology in the military area denial role.  "The conclusion the ADWS project provides us with the opportunity to evaluate the commercial opportunities flowing from the project outcomes."
"In addition to land mine replacement and area denial applications, the ADWS concept may have potential for other uses, such as airfield defense and defense of ships against close-in terrorist attack," Mr Smith added.

              Investor Contact: Media Contact:
 David Smith Gregory Pettit
 Metal Storm Limited Hill & Knowlton
 TEL: 703 248 8218 TEL: 212 1885 0300
 dsmith@metalstorm.com gpettit@hillandknowlton.com

About Metal Storm
Metal Storm Limited is a defense technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked round”
technology. The company is headquartered in Brisbane, Australia and in the US, with an office in Washington DC.  The company has invented a ballistics technology that has no known conventional equivalent.  Metal Storm working with government agencies and departments, as well as industry, to develop a variety of systems utilizing the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Safe Harbor
Certain statements made herein that use the words “estimate”, “project”,
“intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995.  These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel.  For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: July 12, 2005	By:	James Donald MacDonald
	Name:	James Donald MacDonald
	Title:	Company Secretary